FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: June 29, 2004	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

Exhibits

1.	Gammon Lake Resources Inc. Interim Consolidated Financial Statements

2.	Gammon Lake Resources Inc. Management Discussion and Analysis

3.	Form 52-109FT2 for Chief Executive Officer

4.	Form 52-109FT2 for Chief Financial Officer

Gammon Lake Resources Inc.
 Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

Contents

Page

Interim Consolidated Statements of Operations and Deficit	1

Interim Consolidated Balance Sheets	2

Interim Consolidated Statements of Cash Flows	3

Notes to the Interim Consolidated Financial Statements	4

Gammon Lake Resources Inc.
Interim Consolidated Statements of Operations and Deficit

(Unaudited) Periods Ended April 30	Three Months 2004	Three Months 2003	Nine Months 2004	Nine Months 2003

Interest income	$ 116,335	$ 25,312	$ 324,039	$ 89,842
Management Fees	(7,000)	90,000	230,000	270,000

	109,335	115,312	554,039	359,842

Expenses
Amortization	20,298	6,059	40,646	8,378
General and administrative	600,515	255,149	1,936,131	794,443
Management fees	59,615	38,392	172,115	38,392
Professional fees	913,233	998,809	4,352,174	1,785,567
Wages and benefits	185,329	52,989	520,866	148,793

	1,778,990	1,351,398	7,021,932	2,775,573

Loss before other items	(1,669,655)	(1,236,086)	(6,467,893)	(2,415,731)

Foreign exchange (loss) gain	(310,170)	943,043	1,460,503	2,815,052
Write-off of mineral property	--	--	(1,063,448)	--
Loss on equity investment	(210,000)	--	(445,000)	--

	(520,170)	943,043	(47,945)	2,815,052

Net (loss) earnings	$(2,189,825)	$ (293,043)	$(6,515,838)	$ 399,321

Basic (loss) earnings per share (Note 10)	$ (0.040)	$ (0.008)	$ (0.128)	$ 0.012

Diluted (loss) earnings per share (Note 10)	$ (0.040)	$ (0.008)	$ (0.128)	$ 0.011

Deficit, beginning of period	$(10,962,478)	$(5,409,330)	$(6,636,465)	$(6,101,694)

Net (loss) earnings	(2,189,825)	(293,043)	(6,515,838)	399,321

Deficit, end of period	$(13,152,303)	$(5,702,373)	$(13,152,303)	$(5,702,373)

See accompanying notes to the interim unaudited consolidated financial statements

Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets

	April 30 2004	July 31 2003

	(unaudited)	(audited)

Assets
Current
Cash and cash equivalents	$ 20,580,111	$ 1,264,614
Receivables
Commodity taxes	1,530,458	732,554
Other	68,870	20,664
Prepaids	9,000	16,924

	22,188,439	2,034,756

Investment in affiliated company (Note 3)	11,855,000	500,000
Capital assets (Note 4)	3,781,404	542,115
Mineral properties and related deferred
costs (Notes 5 and 6)	70,227,950	54,833,669

	$ 108,052,793	$ 57,910,540

Liabilities
Current
Payables and accruals	$ 2,228,951	$ 1,307,239
Due to affiliated companies (Note 11)	168,040	--

	2,396,991	1,307,239

Long term debt (Note 7)	9,594,900	9,870,000
Future income taxes (Note 8)	7,095,000	9,430,000

	19,086,891	20,607,239

Shareholders' Equity
Capital stock (Note 9)	77,935,924	43,939,766
Special warrants (Note 9)	20,211,258	--
Contributed surplus (Note 9)	3,971,023	--
Deficit	(13,152,303)	(6,636,465)

	88,965,902	37,303,301

	$ 108,052,793	$ 57,910,540

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 6)

On behalf of the Board

"Fred George" Director	"Brad Langille" Director

        See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Cash Flows

(Unaudited) Periods Ended April 30	Three Months 2004	Three Months 2003	Nine Months 2004	Nine Months 2003

Increase (decrease) in cash and cash equivalents

Operating
Net (loss) earnings	$(2,189,825)	$ (293,043)	$(6,515,838)	$ 399,321
Amortization	20,298	6,059	40,646	8,378
Foreign exchange loss (gain)	310,170	(943,043)	(1,460,503)	(2,815,052)
Stock option expense	--	877,000	2,673,060	1,147,250
Mineral property write-off	--	--	1,063,448	--
Loss on equity investment	210,000	--	445,000	--

	(1,649,357)	(353,027)	(3,754,187)	(1,260,103)

Change in non-cash operating
working capital	953,976	(73,332)	359,798	438,370

Cash flow from operations	(695,381)	(426,359)	(3,394,389)	(821,733)

Financing
Net proceeds from issuance of
capital stock and special warrants	21,547,308	930,955	55,505,378	2,744,470

Investing
Acquisition of investment	(11,800,000)	--	(11,800,000)	(500,000)
Acquisition of capital assets	(2,839,907)	(817,700)	(3,279,935)	(824,315)
Advances from affiliated companies	290,717	--	168,040	--
Expenditures on mineral properties
and related deferred costs	(5,907,910)	(1,817,540)	(17,883,597)	(3,563,613)

	20,257,100	(2,635,240)	(32,795,492)	(4,887,928)

Increase (decrease) in cash and cash equivalents	594,827	(2,130,644)	19,315,497	(2,965,191)

Cash and cash equivalents
Beginning of periods	19,985,284	5,563,758	1,264,614	6,398,305

End of periods	$ 20,580,111	$ 3,433,114	$ 20,580,111	$ 3,433,114

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

1.	Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there-from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2.	Summary of significant accounting policies

Basis of presentation
The accompanying interim consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Selected information and disclosures required in notes to annual financial statements has been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the financial statements and notes for the year ended July 31, 2003. The interim financial statements have been prepared following the same accounting policies and methods of computation as the annual financial statements for the year ended July 31, 2003 except as follows:

Effective August 1, 2003, the Company adopted the fair value method of accounting for employee stock-based compensation.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

2.	Summary of significant accounting policies (continued)

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Stock based compensation and change in accounting policy
Effective August 1, 2003, the Company prospectively adopted the fair value method of accounting for employee stock-based compensation. Stock option costs are measured at the grant date based on the fair value of the options.

3.	Investment in affiliated company

The Company’s long-term investment, carried at equity, consists of 10,900,000 shares, representing approximately a 25% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. (“Mexgold”). Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV: MGR), which holds a 100% interest in a Mexican gold and silver mineral exploration property, known as the “Guadalupe Gold-Silver Project” and a 100% interest in Compania Minera Del Cubo, a gold and silver producing mine in Guanajuto State, Mexico.

Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

	April 30 2004	July 31 2003

Initial investment in Mexgold Resources Inc.	$ 12,300,000	$500,000
Equity share of losses of Mexgold Resources Inc.	(445,000)	--

Carrying value of investment in affiliated company	$ 11,855,000	$500,000

The market value of investment in affiliated company as at April 30, 2004 was $42,510,000. Prior to September 18, 2003, the shares in Mexgold were not publicly traded, therefore, no reliable market value data was available for the investment.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

4.	Capital assets

	April 30, 2004			July 31, 2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 28,217	$ 9,907	$ 18,310	$ 15,052	$ 6,502	$ 8,550
Exploration	3,869,620	111,682	3,757,938	604,202	75,234	528,968
Furniture and equipment	8,593	3,437	5,156	7,243	2,646	4,597

	$3,906,430	$ 125,026	$3,781,404	$626,497	$ 84,382	$542,115

5.	Mineral properties and related deferred costs

For the nine month period ended April 30, 2004

	La Cuesta and Santa Maria (Mexico)	Ocampo (Mexico)	Total

Balance, July 31, 2003	$ 1,063,448	$53,770,221	$ 54,833,669
Write-offs during the period	(1,063,448)	--	(1,063,448)
Expenditures during the period	--	16,457,729	16,457,729

Balance, April 30, 2004	$ --	$70,227,950	$ 70,227,950

Included in current period expenditures are future income tax adjustments of $(1,425,868). The Company has written off the La Cuesta and Santa Maria properties as it has not incurred any exploration expenditures in the last three fiscal years and has no plans in the current fiscal year to develop these properties.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

5.	Mineral properties and related deferred costs (continued)

Schedule of deferred mineral property expenditures

Mineral property, August 1, 2003	$ 54,833,669

Mineral rights	6,813,376
Geological services and studies	504,450
Drilling	2,866,246
Assays	498,436
Equipment and consumables	4,144,463
Field Office	58,562
Camp materials and equipment	174,406
Health and Safety	17,501
Vehicles	228,022
Consulting fees	536,780
Contract Mining fees	1,751,495
Travel	289,860
Future Income tax adjustment	(1,425,868)

Total current period additions	16,457,729

Write-off of mineral property expenditures	(1,063,448)

Mineral property, April 30, 2004	$ 70,227,950

6.	Commitments and contingencies

Bolnisi Gold NL (“Bolnisi”) and Recursos Mineros S.A. de C.V. (“Recursos”)

On November 6, 2003, the Company entered into an agreement with Bolnisi and Recursos to terminate all agreements between the companies in exchange for a payment of $USD 5,000,000 to Bolnisi. Bolnisi, in return, agreed to deliver technical information related to the Ocampo open-pit project according to a schedule in the agreement. On December 9th, 2003 all technical reports were received by the Company and the payment of $USD 5,000,000 ($CAD 6,500,000) was made by the Company in favour of Bolnisi.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

6.	Commitments and contingencies (continued)

Summary of future commitments

A summary of the significant future commitments at April 30, 2004 is set out in the following table:

Agreement	Consideration	Terms

Minera Fuerte Mayo, S.A. de C.V	US $211,526	Upon sale of the related property

Compania Minera Global, S.A. de C.V	US $1,000,000	Upon sale of the related property

	US $0,000,000	8% of net profits attributable to
Compania Minera, Brenda, S.A. de C.V	US $2,000,000	related mining claims or upon sale
	US $0,000,000	of the related property

Compania Minera, Brenda, S.A. de C.V	US $250,000	Upon a minimum proven reserve amount

7.	Long term debt

	April 30 2004	July 31 2003

Soyopa loan, non-interest bearing, translated to
Canadian dollars at the balance sheet date	$9,594,900	$9,870,000

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;

ii.)	US $3,500,000 on or before November 23, 2007;

iii.)	In the event that the Company has commenced production of gold and/or silver from the mining title of Ocampo acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

The long term debt is secured by a first charge over certain mineral properties.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

8.	Income taxes

The following table reflects future income tax liabilities at April 30, 2004 and July 31, 2003.

	April 30 2004	July 31 2003

Accounting value of mineral properties and related
costs in excess of tax value	$ 17,028,000	$ 12,115,000
Deductible share issue costs	(2,289,000)	(312,000)

Non-capital losses carried forward	(15,132,000)	(5,581,000)
	(393,000)	6,222,000

Valuation allowance	7,488,000	3,208,000

Future income tax liabilities recognized	$ 7,095,000	$ 9,430,000

9.	Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and oustanding:	Number of Common Shares	Ascribed Value

Balance - July 31, 2003	40,934,286	$43,939,766

Issued during the nine month period ended April 30, 2004:
For cash upon exercise of share purchase options	1,906,700	2,254,870
For cash upon exercise of share purchase warrants	2,249,780	2,632,670
For cash upon exercise of compensation warrants	100,000	348,000
For cash pursuant to private placements	7,829,649	28,760,618

Balance - April 30, 2004	53,020,415	$77,935,924

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

9.	Capital stock (continued)

Special warrants private placement
On February 27, 2004, the Company completed a fully subscribed private placement financing of 3,334,300 special warrants at CDN$6.50 each, for net proceeds of CDN$20,211,258 through BMO Nesbitt Burns Inc. as the exclusive agent. Each special warrant will be exchanged for one common share of Gammon for no further consideration on June 27, 2004.

The Company has invested CDN$11.8 million of the proceeds of this financing into 5,900,000 additional common shares of Mexgold Resources Inc. (TSXV: MGR), to maintain its approximately 25% interest in Mexgold.

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 11,500,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 16,975,300 options have been granted pursuant to the Company’s stock option plan of which 6,834,000 have been exercised or have expired, leaving 10,141,300 options outstanding. Currently, 6,119,300 options are exercisable. During the nine-month period ended April 30, 2004, 4,022,000 options that were issued to directors, employees and consultants are subject to shareholder approval at the Company’s next annual meeting. These options will vest at that time and the fair value amount of $12,307,320 will be recorded. The fair value of this option grant was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	63%
Risk free interest rate	3.59%
Expected life	5 years

During the nine month period ended April 30, 2004, 1,640,000 options that were granted to consultants and employees were expensed based on the fair value of the options on the date granted. As a result, $2,633,800 was recorded as professional fees and contributed surplus and $39,260 was recorded as wages and contributed surplus. The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Options earned during the 1st quarter		Options earned during the 2nd quarter
Dividend yield	0%	Dividend yield	0%
Expected volatility	100%	Expected volatility	63%
Risk free interest rate	3.75%	Risk free interest rate	3.75%
Expected life	5 years	Expected life	5 years

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

9.	Capital stock (continued)

Had stock-based compensation for 1,150,000 options granted to employees under the Plan from July 31, 2002 to April 30, 2003 been determined on the basis of the fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, and if the options had been exerciseable the Company’s pro forma net loss and loss per share for the three and nine month periods ended April 30, 2003 would have been as follows:

	Nine Months Ended April 30, 2003
	Net Earnings (Loss)	Earnings (Loss) Per Share		Diluted Earnings (Loss) Per Share
As Reported	$ 399,321	$ 0.012		$ 0.011
Pro forma	$(485,949)	$(0.01	4)	$(0.01	4)

For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

Dividend yield	0%
Expected volatility	100%
Risk free interest rate	4.2%
Expected life	5 years

Compensation Warrants

The Company issued 548,076 broker’s compensation warrants during the period as follows:

Number of common shares under warrant	Expiration date	Exercise price

344,344	15-Aug-06	3.48
170,732	21-Nov-06	6.15

The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

Warrants expiring 15-Aug-06		Warrants expiring 21-Nov-06
Dividend yield	0%	Dividend yield	0%
Expected volatility	100%	Expected volatility	63%
Risk free interest rate	3.36%	Risk free interest rate	3.47%
Expected life	3 years	Expected life	3 years

As a result, $1,297,962 was recorded as contributed surplus and share issue costs.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
April 30, 2004 and 2003

10.	(Loss) earnings per share

(Loss)     earnings per share is calculated based on the weighted average number of shares outstanding during the three month period ended April 30, 2004 of 55,020,942 (2003 – 36,938,581) and during the nine month period ended April 30, 2004 of 50,860,227 (2003 – 34,540,142).

Diluted earnings per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate.

The diluted earnings per share is based on the diluted weighted–average number of shares outstanding during the three months ended April 30, 2003 of 40,791,189 and the nine months ended April 30, 2003 of 37,412,919. The diluted weighted average number of shares for the period ended April 30, 2004 were not presented, as all factors are anti-dilutive.

11.	Related party transactions

The Company paid the following amounts to Directors and companies controlled by Directors:

April 30,	Three Months 2004	Three Months 2003	Nine Months 2004	Nine Months 2003

Management fees	$ 119,230	$ 38,392	$ 172,115	$ 38,392
Mineral property exploration
expenditures	(345,811)	--	1,984,000	--
Professional fees	--	19,878	18,000	122,301

	$(226,581)	$ 58,270	$2,174,115	$160,693

At April 30, 2003 the Company had bonuses payable to directors of $100,000.

Amounts included above for mineral property expenditures are recorded on a cost recovery basis. During the quarter, the Company received a credit note for items returned. Management believes that related party transactions for management and professional fees are recorded at fair market value. Amounts due from affiliated companies are receivable from companies controlled by directors and are non-interest bearing with no fixed terms of repayment.

Gammon Lake Resources Inc.
Management Discussion & Analysis
For The Nine Month Period Ended April 30, 2004

Overview
This interim management discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the nine month period ended April 30, 2004 and 2003, and the audited consolidated financial statements of the Company for the year ended July 31, 2003 including all accompanying notes to the financial statements. The following discussion and analysis provides a summary of selected consolidated financial information for the nine month period ended April 30, 2004 and 2003, and includes financial information relating to the Company, as well as its wholly-owned subsidiaries. The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 15 to the Consolidated Financial Statements for the year ended July 31, 2003.

Overall Performance
The Corporation has ongoing advanced stage exploration and development at its Ocampo Project. As a result, the Corporation has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital. The monthly payment previously received from Bolnisi Gold NL was terminated pursuant to an agreement signed in November 2003 (see Note 6). The Corporation’s immediate objective is to complete a feasibility study for the Ocampo Project by the six months ended January 31, 2005. Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company is can be found in its Annual Information Form

Description of the Business
Gammon Lake Resources Inc. is a mineral resource company engaged in the acquisition and development of mineral properties in Mexico. The Company’s resources are currently focused on the development of its Ocampo Gold and Silver Project in Chihuahua State, Mexico. The Company also owns a 25% minority interest in Mexgold Resources Inc. (Mexgold), a public junior natural resource company, listed on the TSX Venture exchange (TSXV:MGR). Mexgold holds a 100% interest in a Mexican gold and silver mineral exploration property known as the “Guadalupe Gold-Silver Project” and a 100% interest in the El Cubo Gold-Silver Mine in Guanajuato, Mexico. The Company is traded on the Toronto Stock Exchange under the symbol “GAM” and on the American Stock Exchange under the symbol “GRS”.

Results of Operations

Operations

During the period, the company posted a net loss of $6,515,838 compared to the previous year’s net income of $399,321 with a loss per share of $0.128 compared to earnings per share in the prior year of $0.012. The increased operational needs are a result of supporting a vastly expanded exploration and development plan from the previous year.

Interest revenue increased by $234,197 due to the interest earned on the investment of the proceeds of three private placements totaling $55.5 million completed in August 2003, November 2003 and February 2004. The Company received 3 months of management fees ($230,000) in the current period (2003 — $270,000) pursuant to an earn-in agreement with Bolnisi Gold NL. The agreement with Bolnisi provided for a payment of $30,000 per month with an increase to $100,000 per month if the project had not been completed by September 2003. During the period, the Company entered into an agreement with Bolnisi Gold to terminate all previous agreements including the earn-in agreement as noted above.

The Company has recorded a foreign exchange gain of $1,460,503 in the current period due to the favorable fluctuation of the Canadian dollar against the Mexican peso and the US dollar. The Company has a long-term debt instrument denominated US dollars. In addition, the assets and liabilities of an integrated wholly owned subsidiary are denominated in Mexican Pesos. The Company will continue to experience these fluctuations due to the exposure created by its international corporate structure and long-term debt. To minimize the exposure to foreign currency fluctuations, the company holds all surplus funds in Canadian dollars.

General and administrative has increased in 2004 by $1.14 million due to an increase in marketing and investor communications program, the additional cost of maintaining dual stock exchange listings as well as travel expenditures for mining personnel.

Professional fees have increased over the prior year due to the issuance of stock options to consultants (2004 — $2,633,800, 2003 – $1,147,250). The stock options were recorded at fair value using the Black-Scholes option pricing model and a corresponding amount was recorded as contributed surplus.

Wages and benefits have increased by $372,073 due to additional staffing in the finance and mine management departments, and wage increases. Amortization expense has increased significantly due to the purchase of mining equipment at the end of the previous fiscal year and in the current period. The equipment purchased is utilized as part of the project to construct underground ramps, tunnels and underground drilling stations.

During the period, the Company reduced the carrying value of its Santa Maria and La Cuesta properties to nil as limited resources will be expended on these properties in the near term. Due to the consolidation of 100% of the Ocampo property with the termination of the Bolnisi agreements, the Company will focus the majority of its resources on the exploration and development of this resource.

The Company’s carrying value of its investment of 10.9 million shares in Mexgold Resources Inc was reduced by $445,000 to a carrying value of $11,855,000 due to its equity share in the loss for the period. The financial results for Mexgold are preliminary, as the company has not released final audited annual statements for the year ended April 30, 2004. The market value of the investment at April 30, 2004 was $42,510,000 based on the TSX Venture Exchange closing price of $3.90 per share for Mexgold Resources Inc.

Exploration and Development

Open-pit project
During the period, the company entered into an agreement with Bolnisi Gold NL and Recursos Mineros S.A. de C.V. to terminate all agreements between the companies in exchange for a payment of $USD 5,000,000 to Bolnisi. Bolnisi, in return, agreed to deliver all technical information relating the open-pit project according to a schedule in the agreement. On December 9, 2003, the Company received all technical reports and the payment of $USD 5,000,000 ($CAD 6,500,000) was made by the Company in favour of Bolnisi. The gold-equivalent resource at the Company’s Open Pit Project contains 1.18 million ounces in the measured and indicated categories and 285,000 ounces in the inferred category, using a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver. During the period, the Company launched a 30,000 metre deep drilling program focused on exploring the high-grade underground potential beneath the limits of the proposed open-pits. The Company now plans to complete a consolidated feasibility study for the property as a whole, exploiting the advantages of one combined mining operation in the district. The combined resource for the Ocampo Gold and Silver project currently stands at 4.4 million gold-equivalent ozs.

Northeast Underground project
During the period, the Company continued its development of the Ocampo property with expenditures during the period of $17.88 million (2003 – $3.56 million) as part of its 65,000-metre drill program and 6-km underground ramp and tunnel development project. The current period expenditures include the payment to Bolnisi of $6.5 million.

The previous 25,000-meter drill program was completed during the previous fiscal year along with a resource calculation audited by Pincock Allan & Holt. On a gold-equivalent basis, the newly outlined resource at the Company’s Northeast Ocampo Project contains about 1.35-million ounces in the measured and indicated categories and more than 1.6- million ounces in the inferred category, using a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver.

In addition, the Company released a preliminary scoping study in June 2003 prepared by Kappes Cassidy which shows annual production of 92,400 oz. gold and 4.6 million oz. silver, with an IRR OF 247%, on measured and indicated resource at the Company’s Northeast Ocampo underground project.

The reconsolidation of the Ocampo project provides the opportunity to realize synergies arising from the integration of the underground northeast area with the open pit area into a single mining and processing complex. A combined underground and open pit mine and processing facility is expected to significantly reduce overall capital and operating costs and raise total production levels. Based on the work completed by Bolnisi and the recent scoping study by Kappes Cassidy & Associates, Gammon will target a production level approaching 300,000 ounces gold equivalent per annum in the combined project feasibility study. Mine permitting is well advanced with final approvals expected in 2004.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position at April 30, 2004 was $19.80 million compared to July 31, 2003 at $0.73 million. During the nine-month period, the Company completed three fully subscribed private placement financings. The first placement of $17,250,000 closed on August 19 and consisted of 5,390,625 common shares sold at $3.20 per share. On November 21, the Company raised an additional $15,000,000 in a private placement to finance the termination payment of $USD 5,000,000 to Bolnisi Gold NL as well as to finance continued development and exploration on the property. On February 27, the Company completed a private placement financing of 3,334,300 special warrants at $6.50 each for a gross proceeds of $21.7 million. The Company invested $11.8 million of the proceeds into 5.9 million shares of Mexgold Resources Inc. to maintain its approximately 25% interest in Mexgold. The Company currently has an adequate liquidity base with which to support its general operations and exploration and development activities on the Ocampo district as it moves into the next phase of its operations and program development.

The Company has long-term debt denominated in US dollars and some of the Company’s receivables and payables are denominated in Mexican Pesos.

The Company received $5,235,540($2,744,470 – 2003) from the issuance of shares due to the exercise of options and warrants during the period at an average price of $1.23 per share. During the period, the Company invested $17.88 million in its Ocampo mineral property as a result of the underground exploration and 65,000-meter drilling program undertaken in the current fiscal year. Previous years mineral property expenditures during the same period totaled $3.56 million.

The Company purchased additional mining equipment ($3.28 million) (2003 – $0.82 million) for the purpose of completing the development of the ramps and tunnels on the Company’s Ocampo project. An additional $3.4 million was needed to support ongoing operational needs during the period ($821,733 – 2003). The increase from the previous year is due to increased operational needs of the Company as it moves to a higher level of exploration and the growth in administration needed to support the underground operations.

As of April 30, 2004, the Company had 6,119,300 in-the-money exercisable options for a total value of $12,155,680 with expiry dates in the years 2006 to 2008.

The Company may require additional funds for working capital, unanticipated business opportunities or expenditures. The Company may also require additional financing to satisfy the cash payment obligations of its agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company’s properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

Outlook

The Company continues to be optimistic about the Ocampo Gold and Silver Project in Mexico. Now that the Company owns 100% of the project with the termination of the Bolnisi agreements, the synergies of the project have increased along with the potential cost-savings in the mine development, construction and operation.

With the completion of 2 new studies on the property and the recent financings of $55.5 million, the focus over the next year will be on completing a feasibility study encompassing the entire property and planning construction of the mine projects. The goals for the next year through the completion of the new drilling and underground development programs is to move towards an expansion of the resource from inferred to measured/indicated, and an increase in the resource calculation to a target of 6 million gold-equivalent oz.

With the building of ramps and tunnels on the Northeast Ocampo property, the Company has started to extract bulk samples and complete infill drilling from underground drill stations. In addition, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. The Company will continue the drilling of targets throughout the property and will test for additional shallow surface and underground deposits outside of the ramp development area with a focus on increasing our resource base.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration programs on its mineral properties and its ability to obtain equity financing.

Forward-looking Statements
Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

FORM 52-109FT2

Certification of Interim Filings during Transition Period

I, Brad Langille, the CEO of Gammon Lake Resources Inc., certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gammon Lake Resources Inc., for the interim period ending April 30, 2004;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: June 28, 2004

/s/ Bradley H. Langille
Bradley H. Langille(signed)
Chief Executive Officer
Gammon Lake Resources Inc.

FORM 52-109FT2

Certification of Interim Filings during Transition Period

I, Leanne Dowe, the CFO of Gammon Lake Resources Inc., certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gammon Lake Resources Inc., for the interim period ending April 30, 2004:

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: June 28, 2004

/s/ Leanne Dowe
L. Leanne Dowe, CA
Chief Financial Officer
Gammon Lake Resources Inc.